Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 APRIL 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,771,954 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,011,386. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO A RIS

Date: 18 April 2008

Name of *applicant*:		Ladbrokes plc		
Name of scheme:		a) Ladbrokes plc Performance Share Plan b) Ladbrokes plc International Share Option Scheme c) Ladbrokes plc 1978 Share Option Scheme d) Ladbrokes plc 1983 Savings Related Share Option Scheme e) Ladbrokes plc Own Share Plan		
Period of return:	From:	19 October 2007	To:	18 April 2008
Balance of unallotted securities under scheme(s) from previous return:		a) 181,415 ordinary shares of 28 1/3 pence each b) 5,814,081 ordinary shares of 28 1/3 pence each c) 1,782,817 ordinary shares of 28 1/3 pence each d) 2,529,201 ordinary shares of 28 1/3 pence each e) 15,695 ordinary shares of 28 1/3 pence each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		a) 750,000 ordinary shares of 28 1/3 pence each b) Nil c) Nil d) Nil e) 100,000 ordinary shares of 28 1/3 pence each		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		a) 245,086 ordinary shares of 28 1/3 pence each b) 61,300 ordinary shares of 28 1/3 pence each c) 19,700 ordinary shares of 28 1/3 pence each d) 35,138 ordinary shares of 28 1/3 pence each e) 36,835 ordinary shares of 28 1/3 pence each		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		a) 686,329 ordinary shares of 28 1/3 pence each b) 5,752,781 ordinary shares of 28 1/3 pence each c) 1,763,117 ordinary shares of 28 1/3 pence each d) 2,494,063 ordinary shares of 28 1/3 pence each e) 78,860 ordinary shares of 28 1/3 pence each		
Name of contact:		Helen Stanley		
Telephone number of contact:		020 8515 5727		

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Morgan Stanley Investment Management Limited ("MSIM")
4. Full name of shareholder(s) (if different from 3.):	Morgan Stanley Investment Management International Equity Trust
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	02 May 2008
6. Date on which issuer notified:	06 May 2008
7. Threshold(s) that is/are crossed or reached:	<3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	18,420,555	18,420,555	17,907,827	17,907,827	0	2.984%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
n/a	n/a	n/a	n/a	n/a

Total (A+B)	
Number of voting rights	**% of voting rights**
17,907,827	2.984%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Morgan Stanley Investment Management International Equity Trust

Proxy Voting:	
10. Name of the proxy holder:	Morgan Stanley Investment Management Limited
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

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